SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                    FORM 11-K




                               REPORT PURSUANT TO
                         SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 (FEE REQUIRED)



                  For the Calendar Year ended December 31, 1998



                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                             (full title of Program)



                                TANDY CORPORATION
                       100 THROCKMORTON STREET, SUITE 1800
                             Fort Worth, Texas 76102

           (Name of issuer and address of principal executive offices)

                Index to Exhibits is an sequential page number 13



                                 TANDY EMPLOYEES

                           SUPPLEMENTAL STOCK PROGRAM


                                FORT WORTH, TEXAS




                              REPORT OF EXAMINATION

                                DECEMBER 31, 1998


                                 C O N T E N T S




                                      Page


       CERTIFIED PUBLIC ACCOUNTANT'S REPORT . . . . . .     4

       STATEMENT OF FINANCIAL CONDITION . . . . . . . .     5

       STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY .     6

       NOTES TO FINANCIAL STATEMENTS  . . . . . . . . .  7-10

       ADDITIONAL INFORMATION . . . . . . . . . . . . .    11

       SIGNATURE PAGE . . . . . . . . . . . . . . . . .    12

       INDEX TO EXHIBITS  . . . . . . . . . . . . . . .    13

       EXHIBIT 23 - CONSENT OF INDEPENDENT ACCOUNTANT .    14


                             CURTIS B MORRISON, CPA
                               4009 Seminole Trail
                              Granbury, Texas 76048
                                  (817)279-0105


The Administrative Committee and Participants of
Tandy Employees Supplemental Stock Program
Fort Worth, Texas

                           Independent Auditors Report

I have audited the accompanying statement of financial condition of the Tandy Employees Supplemental Stock Program as of December 31, 1998 and 1997, and the related statement of income and changes in plan equity for the years ended December 31, 1998, 1997, and 1996. These financial statements are the responsibility of the Program's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform my audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Tandy Employees Supplemental Stock Program as of December 31, 1998 and 1997, and results of its operations for the years ended December 31, 1998, 1997 and 1996 in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                             CURTIS B. MORRISON, CPA
Fort Worth, Texas
June 9, 1999


                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                        STATEMENT OF FINANCIAL CONDITION
                           DECEMBER 31, 1998 AND 1997


                                   PLAN ASSETS



                                       1998             1997
                                      ------           ------

Investment in Securities of
Participating Employer (Note B):
   Common Stock                    $26,521,914      $25,654,848

Contributions Receivable                     0                0
                                   -----------      -----------



                         TOTAL     $26,521,914      $25,654,848




                           LIABILITIES AND PLAN EQUITY




Liabilities                        $         0     $          0
                                   -----------     ------------

Plan Equity:
  Participants' Interest in Tandy
  Employees Supplemental Stock
  Program                          $26,521,914      $25,654,848
                                   ===========      ===========









The accompanying notes are an integral part of these financial statements.



                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
               FOR THE YEAR ENDED DECEMBER 31, 1998, 1997 AND 1996


                               1998         1997         1996
                              ------       ------       ------

Investment Income:
  Interest                $          0  $         0   $         0
  Dividend                           0            0             0
                          ------------  -----------   -----------
                          $          0  $         0   $         0
                          ------------  -----------   -----------


Realized Gain (Loss) on
Securities (Note C):      $          0  $         0   $         0
                          ------------  -----------   -----------


Increase (Decrease) in
Unrealized Appreciation
of Investments (Note D)   $    170,119  $10,520,572   $   925,180
                           -----------   ----------   -----------
Contributions (Note A):
Participating Employees   $ 1,271,058   $ 1,479,074   $ 1,792,457
Participating Employer      1,016,846     1,183,256     1,433,981
Other Contributions           260,114       260,607       238,989
                          -----------   -----------   -----------
                          $ 2,548,018   $ 2,922,937   $ 3,465,427
                          -----------   -----------   -----------
Less:
Withdrawals of
Participants'Interests    $ 1,851,071   $ 2,070,205   $ 1,149,027
                          -----------   -----------   -----------

Net Increase (Decrease)
in Plan for the Year
ended 12-31-98/97/96      $   867,066   $11,373,304   $ 3,241,580

Add Plan Equity at
Beginning of Year
1-1/98/97/96               25,654,848    14,281,544    11,039,964
                          -----------   -----------   -----------
Plan Equity at
End of Year
12-31-98/97/96            $26,521,914   $25,654,848   $14,281,544
                          ===========   ===========   ===========



The accompanying notes are an integral part of these financial statements.

                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                          NOTES TO FINANCIAL STATEMENTS
               FOR THE YEAR ENDED DECEMBER 31, 1998, 1997 AND 1996

NOTE A - DESCRIPTION OF THE PROGRAM

The following description of the Tandy Employees Supplemental Stock Program (the "Program") provides only general information. Participants should refer to the Program Prospectus for a more complete description of the Program's provisions.

General

The purpose of the Program is to assist the employees of Tandy Corporation and its participating affiliates and associates (collectively called "Company") in building personal net worth and to encourage ownership in the Company by providing a Program for regular investment in the Company's common stock after an employee has reached a maximum salary deferral contribution limit under the Tandy Fund.

The Program is subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA) relating to the protection of employee benefit rights, but is not subject to Title IV, relating to plan termination insurance coverage, and such insurance will not be extended to participants in the Program in the future.

Contributions

Prior to January 1, 1996, through authorized payroll deduction a participant could contribute 5% of his or her gross salary or wages to the Program after reaching a maximum salary deferral contribution limit under the Tandy Employees Deferred Salary and Investment Plan. Effective January 1, 1996 the contribution percentage could vary from 1 to 8% of his or her gross salary or wages after reaching a maximum salary deferral contribution limit under the Tandy Fund.

The Company makes contributions to the Program equal to 80% of the participant's contribution.

Cash dividends are added to the participant's account as Other contributions paid on the shares of common stock credited to a participant's account. These Other contributions are not subject to matching contributions by the Company.

The participant's contributions and the Company matching contri- bution are a part of the employee's current compensation, and, as such, are subject to all applicable federal, state, and local income, federal insurance contributions act and other taxes. The

                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
               FOR THE YEAR ENDED DECEMBER 31, 1998, 1997 AND 1996

NOTE A - DESCRIPTION OF THE PROGRAM (continued)

cash dividends allocated to a participant's account are taxable to the participant for the calendar year allocated.

As  promptly  as  practicable  after  the  end  of  each  calendar  quarter  the participant's contribution, the Company contribution, and any Other contributions are used for the acquisition of the Company's common stock with shares being credited to the participant's account on the basis of the number of shares purchased at a price equal to the average of the closing prices of the Company common stock as reported for the New York Stock Exchange Composite Transactions for each trading day in the calendar month for which the contributions are made.

  The following is a schedule of Employee, Company, and Other contributions:
                              1998         1997       1996
                             ------       ------     ------

    Employees              $1,271,058  $1,479,074  $1,792,457
                           ----------  ----------  ----------

    Company                $1,016,846  $1,183,256  $1,433,981
                           ----------  ----------  ----------

    Other                  $  260,114  $  260,607  $  238,989
                           ----------  ----------  ----------


Participants' Accounts

Each participant is mailed a quarterly statement showing his or her contributions to date, Company and Other contributions to date, the number of shares purchased and the average share price for shares purchased to date. Each participant is also mailed a copy of the annual report of the Company, any appendix to the prospectus, and the summary annual report.

Vesting

The participants' accounts are fully vested at the end of each calendar quarter.

Payment of Benefits

The distribution of the Company common stock to the participant is not a taxable event. Cash paid in lieu of stock upon withdrawal will, to the extent that it exceeds or is less than the cost


                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
               FOR THE YEAR ENDED DECEMBER 31, 1998, 1997 AND 1996


NOTE A - DESCRIPTION OF THE PROGRAM (continued)

basis of the Company common stock, be treated as long or short term capital gain or loss, respectively.

A participant will recognize gain or loss on subsequent dispo-sition of his or her common stock, measured by the difference between the amount realized and the cost basis.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Valuation of Securities

The Tandy Corporation common stock is valued at the closing price according to the New York Stock Exchange Composite Transactions.


                      SCHEDULE OF INVESTMENTS IN SECURITIES
                            OF PARTICIPATING EMPLOYER


                         NO. OF                      VALUE
                         SHARES        COST         12-31-98

 COMMON STOCK
    Tandy Corporation
    Common Stock         643,931    $13,716,633   $26,521,914
                                    -----------   -----------




Contributions

The contributions are accrued as incurred.


Income Tax Status

The Program is not a qualified plan under Section 401 of the Internal Revenue Code. All items of income and gains and losses are treated as received or incurred directly by the participants for federal income tax purposes.


                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
               FOR THE YEAR ENDED DECEMBER 31, 1998, 1997 AND 1996


NOTE C - REALIZED GAIN ON SECURITIES

  None (No sale of securities was made during the year).


NOTE D - UNREALIZED APPRECIATION

                                1998         1997         1996
                               ------       ------       ------
  Unrealized Appreciation
    (Depreciation)
    12-31-98/97/96          $12,805,281   $12,635,162  $ 2,114,590

  Unrealized Appreciation
    (Depreciation)
    12-31-97/96/95           12,635,162    2,114,590     1,189,410
                            -----------  -----------   -----------

  Net Increase (Decrease)
    for Year ended
    12-31-98/97/96          $   170,119  $10,520,572   $   925,180
                            ===========  ===========   ===========


The unrealized appreciation or depreciation of securities held for investment for financial statement reporting prepared in conformity with generally accepted accounting principles differ from that for income tax reporting.

Generally accepted accounting principles measure unrealized appreciation or depreciation as the difference between the securities' market value at the Program's year end and its historical cost. The unrealized appreciation or depreciation for income tax reporting is the difference between the securities' market value at the plan year end and its current value at the beginning of the plan year.

A participant's account is increased or decreased by the unrealized appreciation or depreciation recognized under generally accepted accounting principles.





                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                             ADDITIONAL INFORMATION
                          YEAR ENDED DECEMBER 31, 1998


ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                       Description of                 Current
Issuer                   Investment        Cost        Value

Tandy Corporation    Common Stock      $13,716,633  $26,521,914



                                   SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned hereunto duly authorized.





                                    TANDY EMPLOYEES
                                    SUPPLEMENTAL STOCK PROGRAM






                                by   /s/
                                  J. Bradley
                                  Administrative Committee Member




                                by   /s/
                                  D. Johnson
                                  Administrative Committee Member







Date: June 22, 1999








                                Index to Exhibits



Exhibit                   Description                Page
Number                    of Exhibit                Number

  23                       Consent of                 14
                           Independent
                           Accountant